SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
Taxpayer ID (CNPJ/MPF): 42.150.391/0001-70
Publicly Held Company

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”) announces, in accordance with and for the purpose of Article 157, Paragraph 4 of Federal Law 6,404/76 and Instruction 358/02 issued by the Securities and Exchange Commission of Brazil ("CVM"), that its subsidiary Braskem America, Inc. entered into, on today's date, an agreement for the acquisition of the polypropylene business (“Business”) of The Dow Chemical Company (“Dow”).

The acquisition of the Business ("Acquisition") represents an important step forward in the international expansion of Braskem, positioning the Company as the largest polypropylene producer in the United States.

The Business acquired by Braskem consists of four polypropylene plants ("PP"), of which two are located in the United States and two in Germany. The U.S. assets are located in Freeport and Seadrift in the state of Texas and have combined annual production capacity of 505 ktons, which represents an increase of 50% in Braskem's annual PP production capacity in that country, which totals 1,425 ktons. The assets in Germany are located in Wesseling and Shckopau and combined have annual production capacity of 545 ktons.

Together with the acquisition of the Business, Braskem will enter into agreements with Dow and third parties that will ensure the supply of the feedstock, services and utilities required to operate the Business in accordance with the parameters established by Braskem.

The price to be paid for the Assets is US$ 323 million in cash on the settlement date of the Acquisition. The conclusion of the transaction is subject to the performance of the suspensive conditions typical to this type of agreement.

The Acquisition will be submitted for approval to the applicable regulatory agencies within the periods and forms indicated by governing law, which includes the Administrative Council of Economic Defense of Brazil (CADE), the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and the DG Competition/European Commission and will be communicated to the São Paulo Stock Exchange (Bovespa) and the Securities and Exchange Commission of Brazil (CVM), to the U.S. Securities and Exchange Commission (SEC), to the New York Stock Exchange (NYSE) and to the Latibex Market for Latin American Stocks on the Madrid Stock Exchange (Latibex).

For more information, contact Braskem’s Investor Relations Department at the following addresses: Av. das Nações Unidas, nº 8.501, 25º andar, Pinheiros, São Paulo/SP and  braskem-ri@braskem.com.br.

São Paulo, July 27, 2011

Braskem S.A.
Marcela Aparecida Drehmer Andrade
Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.